UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 20, 2018

ESTRE AMBIENTAL, INC.

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil
+55 11 3709 2300
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 20, 2018, Estre Ambiental, Inc. (the “Company”) announced that Robert Boucher, Jr., Richard Burke and John Morris, Jr. have resigned as directors of the Company with effect from December 31, 2018 as the Board continues to align its size and structure with the Company’s current size and strategy. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTRE AMBIENTAL, INC.

Date: November 20, 2018	By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer